Scoop Media, Inc.

2187 Preville St.

Lasalle, QC, Canada H8N 1N4

February 10, 2012

Securities and Exchange Commission, Division of Finance

Attn: Larry Spirgel

100 F Street N.E

Washington, D.C. 20549

Re:

Scoop Media, Inc.

Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed February 3, 2012

File No. 333-177592

Dear Mr. Riedler:

We are in receipt of your comment letter dated February 7, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.

In accordance with comment 1 from our letter dated January 12, 2012, please update the information on the top of page 6 and the Summary of Financial Information on page 7 through the period ended November 30, 2011.

RESPONSE:	We have revised our Registration Statement and updated our Summary of Financial Information on page 7 through the period ended November 30, 2011.

2.

We note your response to comment 2 from our letter dated January 12, 2012, but maintain that the company is a shell company. The activities outlined in your response constitute preparatory measures in order to begin the development of your website, as opposed to operations. In this regard, we note that significant steps remain to commence even the development of your website, including the sale of at least 25% of the shares offered. Therefore, clearly identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 for resales of restricted securities.

RESPONSE:

We have revised the Registration Statement to include disclosure regarding the fact that we are a shell company, as well as disclosure regarding the illiquid nature of an investment in our shares and the restrictions imposed on such companies.

Prospectus Cover Page

3.

Per comment 3 from our letter dated January 12, 2012, revise to reconcile inconsistent information regarding the duration of the offering on page 3 as compared to pages 6 and 15.

RESPONSE:	We have revised the Registration Statement to reconcile the inconsistent information regarding the duration of the offering on page 3 as compared to pages 6 and 15.

Summary Information, page 5

Summary of the offering by the Company, page 7

4.

We note the revisions made in response to comment 5 from our letter dated January 12, 2012. Please further revise to also disclose your intended use of the offering proceeds if only 25% of the offering is sold. We note your statement in the seventh paragraph on page 5 that you will “need to raise a minimum of $25,000 or the sale of 25% of our Shares being offered, in order to operate our business, as well as to meet our reporting requirements with the SEC.”

RESPONSE:	We have revised the Summary of Offering section in the Registration Statement to disclose our intended use of the offering proceeds if only 25% of the offering is sold.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Awais Khan
Awais Khan President and Chief Executive Officer